January 25, 2023   TSX:  SAM

       OTCQB: SHVLF

Starcore Updates Results from 2022 Sampling Program
at its Ajax Property, British Columbia

Vancouver, B.C. - Starcore International Mines Ltd. (TSX: SAM) (“Starcore” or the “Company”) today announced the updated results of a limited rock sampling program completed at its Ajax Property located 12 km north of Alice Arm in northwestern B.C. at the southern end of the mineral belt known as the “Golden Triangle”. Samples that initially assayed over-limit for silver and tungsten were re-submitted to the laboratory for ore grade analyses.

The property, 1,718 hectares in size, was acquired by Starcore in 2015 through its purchase of Creston Moly Corp. and its subsidiary Tenajon Resources Corp.  The property hosts the large Ajax porphyry molybdenum developed prospect that has been tested by 48 drill holes, which began in the mid 1960’s. Samples collected by Starcore during the second week of August 2022 build on the Company’s 2021 program where precious and base metal mineralization was recognized well beyond the limits of the known molybdenum mineralization.

Mineralization is found exposed in old pits and trenches and in outcrop along the margins of ice and snow on the southeast spine and upper slopes of Mount McGuire. This mineralization is about 1.7 km southwest from the known porphyry molybdenum mineralization and up to 540 metres higher in elevation. Assay samples collected in 2022 include values high in silver, elevated copper, lead and zinc and anomalous cobalt and tungsten. The following table lists highlights from the 53-element inductively coupled plasma – emissions and mass spectrometry assay analyses.

Table of selected assay results. Silver and gold are in parts per billion (ppb); other elements in parts per million (ppm).

Starcore is planning additional fieldwork for 2023 to further explore the potential of the higher level porphyry, transitional and vein mineralization including locating and sampling the 1926 underground workings at the

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Suite 750 – 580 Hornby Street, Box 113, Vancouver, British Columbia, Canada V6C 3B6 Telephone: (604) 602-4935 Fax: (604) 602-4936 e-mail. info@starcore.com website: www.starcore.com

Le Roy mineral occurrence that is situated on the Ajax property. Other styles of mineralization occur within the area such as at Dolly Varden, 12 km to the north-northwest, Big Bulk, 7 km north-northeast and Surebet, 17 km west. Starcore’s Ajax property is located within 1 to 3 km of the Triassic - Jurassic contact, termed the Red Line in this area, near which many of the Golden Triangle’s mineralized systems occur.

Ian Webster P.Geo. is the Qualified Person, as defined by National Instrument 43-101, who has reviewed and approved the technical contents of this release.

About Starcore

Starcore International Mines is engaged in precious metals production with focus and experience in Mexico. This base of producing assets is complemented by exploration and development projects throughout North America. The company is a leader in Corporate Social Responsibility and advocates value driven decisions that will increase long term shareholder value. You can find more information on the investor friendly website here: www.starcore.com.

ON BEHALF OF STARCORE INTERNATIONAL
MINES LTD

(sgd.) “Robert Eadie”
Robert Eadie, Chief Executive Officer

FOR FURTHER INFORMATION PLEASE CONTACT:

ROBERT EADIE
Telephone:  (604) 602-4935 x 205
Toll Free:   1-866-602-4935
Email: readie@starcore.com

The Toronto Stock Exchange has not reviewed, nor does it accept responsibility for the adequacy or accuracy of this press release

______________________________________________________________________________

Suite 750 – 580 Hornby Street, Box 113, Vancouver, British Columbia, Canada V6C 3B6 Telephone: (604) 602-4935 Fax: (604) 602-4936 e-mail. info@starcore.com website: www.starcore.com